

Mail Stop 4720

June 22, 2016

Via E-mail
Brian T. Moynihan
Chief Executive Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **Re: Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated June 9, 2016**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your June 9, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2016 letter.

1.   We note your response to comment one and we continue to believe that disclosure lacking analysis of the specific factors in evaluating a named executive officer's performance and how that evaluation translated into a compensation determination is tantamount to a discretionary decision-making process. In this regard, we note that while your response indicates that your compensation decisions are made after taking into account "numerous factors," without preset target levels of total compensation, assigned weightings or formulaic benchmarking, and are based on the "total mix of information," it remains unclear how you determined the amounts of compensation and how this disclosure is unique to your Compensation and Benefits Committee's decision making process. Even if the named executive officers' achievement levels on particular metrics, including the scorecards, do not translate *formulaically* to their compensation amounts, how you determined such amounts should be discussed. In future filings, please disclose

how you determined the compensation amount for each named executive officer, including, without limitation, an analysis of:

- how quantitative and qualitative performance measures were considered, on an absolute and/or relative basis, and the Committee's review and comparison of such performance with the compensation amount awarded to each named executive officer; and

- how and why those amounts varied among the named executive officers (e.g., why Mr. Montag's compensation was considerably higher than the compensation of the other named executive officers, with the exception of the CEO).

Otherwise, as noted in our prior comment one, please disclose that the actual compensation amounts for each named executive officer were discretionarily determined.

You may contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John M. James
        Randy Shearer